Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

This transcript contains forward-looking statements, including expectations regarding the post-closing integration of the businesses and product lines of Symantec and VERITAS and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this press release.

The following is a transcript of Symantec’s Q3 2005 Earnings Conference Call on January 19, 2005.

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Thomson StreetEventsSM

SYMC - Q3 2005 Symantec Earnings Conference Call

Event Date/Time: Jan. 19. 2005 / 5:00PM ET
Event Duration: 57 min

OVERVIEW

SYMC’s 3Q05 revenue was $695m, 41% above 3Q04 revenue of $494m and GAAP EPS of $0.22 compared favorably to 3Q04 GAAP EPS of $0.16. 4Q05 revenue is estimated between $690-710m and GAAP EPS at the mid-point of the revenue guidance is forecasted at $0.23. FY05 revenue will be at $2,570,000. Q&A Focus: Guidance, products, deals, and VERITAS.

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SYMC - Q3 2005 Symantec Earnings Conference Call

C O R P O R A T E    P A R T I C I P A N T S

Helyn Corcos
Symantec - IR

Greg Myers
Symantec - CFO

John Thompson
Symantec - CEO

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Robert Breza
RBC Capital Markets - Analyst

Sarah Friar
Goldman Sachs - Analyst

Todd Raker
Deutsche Bank - Analyst

Curtis Shauger
CIBC Word Markets - Analyst

Tom Berquist
Smith Barney Citigroup - Analyst

Sterling Auty
JP Morgan - Analyst

Rob Owens
Pacific Crest Securities - Analyst

Phil Winslow
Credit Suisse First Boston - Analyst

Daniel Cummins
UBS - Analyst

Tim Klassell
Thomas Weisel Partners - Analyst

Michael Turits
Prudential Securities - Analyst

Ed Maguire
Merril Lynch - Analyst

Peter Kuper
Morgan Stanley - Analyst

Walter Pritchard
SG Cowen - Analyst

Chris Russ
Wachovia Securities - Analyst

P R E S E N T A T I O N

Operator

Thank you very much for holding, everyone. Good day and welcome to the Symantec Corporation third quarter earnings release conference call. Just a reminder that today’s call is being recorded. At this time, I’d like to turn things over to Helyn Corcos, Vice President of Investor Relations.

Helyn Corcos - Symantec - IR

Thank you and good afternoon. With me today are John Thompson, Chairman of the Board and CEO of Symantec, and Greg Myers, Senior Vice President of Finance and CFO. In a moment, I will turn the call over to Greg. He will discuss our financial results for the fiscal third quarter which ended December 31, 2004. He will also review Symantec’s raised guidance for the March quarter and fiscal 2005 as outlined in the press release. John will then discuss highlights of our quarterly performance and provide a brief update on integration planning for Symantec and VERITAS. This will be followed by a Q&A session.

Please note Symantec will not be providing fiscal year ‘06 guidance for the stand-alone company, nor are we updating previously-stated guidance for the merged Symantec/VERITAS entity today. Our plans are to update guidance after the close of the merger. Today’s call is being recorded and will be available for replay on Symantec’s Investor Relations home page at symantec.com/invest. In addition to today’s press release, a copy of our prepared remarks and supplemental financial information is also available on the IR website.

Before we begin, I would like to remind everyone that some of the information discussed on this call, particularly our revenue and operating model targets for the coming quarter and fiscal year, contain forward-looking statements that involve risks and uncertainties. These statements are based on current expectations. Actual results may differ materially from those set forth in such statements. Additional reporting - in addition to reporting financial results in accordance with the Generally Accepted Accounting Principles, or GAAP, Symantec reports non-GAAP financial results. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the comparable GAAP results, which can be found in the press release and on the IR website.

Lastly, investors and security holders are urged to read the proxy statement, or prospectus, regarding the merger transaction when it becomes available, because it will contain important information. Copies of the joint proxy statement, or prospectus, as well as other filings containing information

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SYMC - Q3 2005 Symantec Earnings Conference Call

about Symantec and VERITAS, are available without charge from each Company or at the SEC’s website. Information regarding the participation in the proxy solicitation is contained in our respective annual proxy materials filed with the SEC.

And now, it is my pleasure to introduce our CFO, Greg Myers.

Greg Myers - Symantec - CFO

Thanks, Helyn. Good afternoon, everyone, and thank you for joining us on today’s - for today’s earnings release. I am very pleased to provide you with the financial details for the December quarter, the third quarter of our fiscal year 2005. Revenue for our December 2004 quarter was $695 million, 41 percent above last year’s revenue of 494 million. This quarter’s GAAP earnings per share of $0.22 compared favorably to last December’s GAAP earnings per share of $0.16. Non-GAAP earnings per share, which exclude pre-tax charges of $17 million from the amortization of acquisition-related intangibles, amortization of deferred compensation and restructuring charges, was $0.24 for the December 2004 quarter. This was 41 percent higher than the December 2003 quarter’s non-GAAP earnings per share of $0.17.

Once again, our revenue performance was driven by the diversification of revenue across a broad customer base in combination with a wide offering of products displaying the depth of the Company’s technology. Revenue by segment in the December 2004 quarter was as follows: the consumer revenue was $361 million and grew 49 percent over the December 2003 quarter. From a product view, we continue to differentiate ourselves from our competitors with our Norton internet securities suite. This unique value combines anti-virus with a wide range of internet security technologies. In addition, we experienced continued growth in our electronic distribution channels across our e-store front, subscription renewal business, and our OEM subscriptions.

Our Enteprise revenue totalled 335 million and grew 33 percent over the December 2003 quarter, with the following breakdown by segment: Enterprise Security revenue was 241 million and grew 29 percent over the December 2003 quarter; Enterprise Administration revenue was 78 million and grew 46 percent versus the same quarter last year, and our service revenue was 16 million and grew 37 percent over the December 2003 quarter. International revenues accounted for 375 million, or 54 percent of revenue, and grew 41 percent over the December 2003 quarter. U.S. revenue was 320 million.

Regional revenues were as follows: America’s revenue was 359 million and grew 39 percent; the AMAIA region produced 241 million and also grew 39 percent, and our Japan/Asia Pacific region generated revenue of 95 million and grew 53 percent over the December 2003 quarter. The revenue impact related to foreign exchange, as the dollar weakened against the euro and sterling, had a $26 million favorable effect on our revenue, as compared to the December 2003 quarter. This equates to about 5 points of growth. Excluding the foreign exchange effect, revenue growth would have been 35 percent, year-over-year. The benefit to net income from the currency impact was $11 million.

Non-GAAP gross margin, which excludes deal-related intangibles, was 84.4 percent, the same as the December 2003 quarter. As a percent of revenue, lower direct material costs were partly offset by higher OEM royalties and cost of services. Non-GAAP operating expenses, which exclude amortization of all acquisition-related intangibles, deferred compensation charges, restructuring charges, and IPRND costs were 342 million for the December 2004 quarter. As a percent of revenue, this quarter’s operating expenses were 49 percent, comparing quite favorably to the 51 percent recorded last December. In part, this improvement comes from the scale associated with higher-than-expected revenue growth.

Head count at the end of the December quarter was 6,316 employees. Head count growth from the December 2003 quarter, excluding employees from our recent acquisition, was 17 percent. Non-GAAP net income, once again, excluding all acquisition-related intangibles, amortization of deferred compensation, restructuring charges, and IPRND costs, was $175 million. This compared favorably to the December 2003 quarter’s non-GAAP net income of 120 million.

Symantec’s balance sheet continues to illustrate the financial strength of the business. Cash and short-term investments were 2 billion 944 million; this is net of 60 million in stock repurchase activity, and 94 million in outlays for the acquisitions of LIRIC, @stake, and Platform Logic. Cash flows from operating activities was $388 million. The Company’s net accounts receivable balance at the end of the December quarter was 324 million, $98 million higher than last December. Day sales out standing were 43 days as we exited the December 2004 quarter, versus 42 days at the end of the December 2003 quarter. Deferred revenue at end of the

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SYMC - Q3 2005 Symantec Earnings Conference Call

December 2004 quarter was 1 billion 294 million, up 426 million, or 49 percent, from last December. Given this deferred base, 458 million, or 65 percent of our expected March 2005 revenue, will come from the balance sheet.

Now, I’d like to take a moment to discuss our expectations for the upcoming March 2005 quarter and address our fiscal year ending April 1, 2005. As such, for the March 2005 quarter our guidance is as follows: revenue is estimated between $690 million and $710 million. GAAP EPS at the midpoint of the revenue guidance is forecasted at $0.23. Non-GAAP earnings per share at the midpoint of the revenue guidance for the March 2005 quarter, excluding expenses related to the amortization of acquisition-related intangibles and deferred compensation charges of approximately 14 million, is forecasted to be $0.24.

For our fiscal year ending April 1, 2005 our guidance is as follows: revenue will be at 2 billion 570 million; this is 37 percent above our fiscal year 2004 revenue of 1 billion 870 million. Deferred revenue is expected to be approximately 1 billion 350 million, based on the midpoint of the March 2005 revenue guidance. GAAP earnings per share is forecasted at $0.80, and then non-GAAP earnings per share for the fiscal year ending March 2005, excluding, once again, the amortization of acquisition-related intangibles, deferred compensation charges, restructuring charges, and IPRND costs of $64 million, is forecasted at $0.86 per share. This is up 46 percent over our 2004 fiscal year.

Now, I’d like to turn the call over to John to give you additional details on the quarter.

John Thompson - Symantec - CEO

Thanks, Greg. And as you can probably imagine, I’m quite pleased with the continued strength of our business and with the solid execution of our team during the fiscal third quarter. We generated strong revenue growth across all of our business segments and geographic regions, both year-over-year and on a sequential basis. The strength was underscored by a record number of large Enterprise deals, and we continue to see impressive results in our Electronic Distribution channel. The market continues to demonstrate a healthy appetite for the security and availability products and services we offer, and our team continues to demonstrate its effectiveness in expanding our presence in all markets through one of the industry’s most effective channel strategies to reach buyers of all sizes.

As Greg mentioned, our Global Enterprise business produced very solid results during the quarter. Revenue grew 33 percent over December 2003’s quarter and we saw 11 percent sequential growth as well. Our worldwide sales team generated a record number of large deals during the December quarter. There were 410 deals over $100,000. That’s 122 deals over $300,000 and 25 deals over $1 million. That represents almost twice the number of million-dollar deals in the December 2003 quarter. Overall, the team generated almost 50 percent more large deals compared to the December 2003 quarter, and 99 more large deals than the September 2004 period. That’s a very solid statement about our market momentum and our direct-sales model for large enterprises.

And we achieved a new, high watermark, where almost 70 percent of the deals over $100,000 included a combination of Symantec products and services. Large Enterprise wins included CIGNA, one of the largest benefits companies in the U.S.; Swift, a large international banking cooperative; Telstra, Australia’s largest telecom company; Wipro, an international IT service provider, and SOLVAY, a chemical and pharmaceutical company. Nearly every Enterprise product category delivered strong, double-digit performance, resulting in strong revenue and bookings for the quarter.

On the appliance front, all three of our Appliance product families are gaining momentum as we expand our presence at the gateway tier. The 5400 series of Symantec Gateway security appliances has greatly improved our competitiveness in the marketplace. This business continues to scale, and revenue from the 5400 series grew almost 7 times that of the initial launch just 12 months ago. Bookings in the December quarter for the 5400 climbed 13 percent, sequentially. One of the highlights of the quarter was a 7-figure deal signed with a major international oil company for almost 30 SGS appliances bundled with our Managed Security services. Customers are finding great value in an appliance that delivers an unmatched array of leading securities solutions combined with excellent performance and functionality.

Sales of the SGS 300 continue to gain momentum in the channel, and the SGS 400 series, which was just launched last quarter, is off to an impressive start. One of our Japanese partners shipped nearly 900 units last quarter, almost double their forecast. In its first full quarter of shipment, the Symantec Network Securities 7100 series, which provides realtime proactive network intrusion prevention, continues to make strides in the market. The critics have also taken notice as the 7100 series was recently bestowed top honors by CRN

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SYMC - Q3 2005 Symantec Earnings Conference Call

Magazine, with their Test Center 2004, Overall Best Product of the Year, and Best Security Product of the Year awards. According to CRN, in order to be selected, a product must offer a unique channel opportunity and exhibit an incredible amount of technology prowess.

On the anti-spam front, our Symantec Brightmail anti-spam product now protects almost 300 million mailboxes globally, and continues to perform exceptionally well in the marketplace. The Brightmail solution is now available across multiple platforms, such as SMTP, Domino and Exchange, which enabled our team to win business in a diverse set of vertical markets and close a number of 7-figure deals during the quarter. Our Symantec Brightmail solution is used by most of the world’s largest ISPs, including Verizon, AT&T, WorldNet and Bell South, and we recently extended our relationship with Microsoft. We have integrated the Brightmail technology into our mail security product family, providing an upgrade path for existing customers to a new Symantec premium anti-spam offering.

Next week we will launch two new mail security appliances that will be available in February. The new 8200 series of appliances offers the highest level of mail filtering and protection through the integration of anti-spam and anti-virus technologies designed for medium and large enterprises. We’ve also integrated [turn types] mail traffic-shaping technology into our mail security family, with the 8100 series of appliances targeted at large enterprises and ISPs. The 8100 appliance dramatically reduces the volume of unwanted messages before they enter the corporate network. We are quite pleased about our growth prospects in this particular area. Brightmail also continues to receive industry accolades and was recently awarded InfoWorld’s Technology of the Year award for best anti-spam solution, and PC Magazine’s Best of the Year award.

The Enterprise Administration segment performed well above expectations during the quarter, generating revenue of 78 million and posting 18 percent sequential growth, and 46 percent growth compared to December 2003. PowerQuest contributed 10 percent sequential revenue growth, and we are really pleased with the contributions from our On Technology team, which posted sequential growth of 53 percent in the December quarter. The On Technology products generated double-digit growth in every geographic region. The integration of these teams and the technologies have gone very well and are starting to make a solid contribution to our overall growth story. During the quarter, the Enterprise administration team delivered updates to the LiveState recovery product, our backup and recovery product set, and LiveState delivery, our Windows provisioning tools, which capitalize on the technology synergies between Ghost, pcAnywhere, PowerQuest and On Technology.

Our services business had a strong quarter as we continued to focus on large enterprise opportunities. This group had strong organic growth, which was also complimented by a couple of strategic acquisitions. Services revenue contributed approximately $16 million during the quarter, representing 37 percent year-over-year growth. Our Managed Security Services business grew 24 percent year-over-year, and continues to gain traction as we focus on large enterprise buyers where our strength and capability are truly valued. We now have hundreds of customers worldwide and nearly 4,000 devices under management.

During the December quarter, we launched the Symantec Global Intelligence Service. This offering combines the expertise of our monitoring and management business with our DeepSight early warning services. The new offering provides customers with the critical intelligence needed to reduce security risk, improve regulatory compliance, and strengthen the overall resilience of their IT infrastructure. With the addition of @stake and LIRIC Associates, two services teams acquired during the quarter, the consulting business grew 69 percent. Consulting now accounts for about 40 percent of the services mix, and we will continue to invest in this segment as it is an important compliment to our software offerings and helps us establish and maintain long-term customer relationships.

Symantec is a company with enormous strength in technology, channel partnerships, products, services, and, of course, people. We have the ability to reach customers at every segment of the Enterprise market, which results in a diverse, global customer base. As an example, in the U.S., we have relationships with 48 of the 50 largest financial institutions; 53 of the 62 largest utilities and energy companies, and 44 of the 57 largest healthcare and pharmaceutical companies. All of these are highly regulated industries that have chosen Symantec’s products to secure and manage their IT infrastructure and ensure compliance with rapidly-changing regulatory requirements.

Another indicator of our Enterprise strength is evidence by a recent survey of over 1,000 CIOs and senior IT executives in the latest vender value study by CIO Insight magazine. Symantec ranked as the Number 2 vendor in terms of overall value and reliability, second only to Red Hat. Now, just as an

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SYMC - Q3 2005 Symantec Earnings Conference Call

aside, I think this speaks volumes for the momentum that Linux is gaining with Enterprise buyers and the growing credibility that Linux-based solutions have with CIOs. For the two years the survey has been conducted, Symantec has been the only vendor consistently ranked among the top three vendors for all criteria, including meeting ROI expectations and being flexible and responsive. Even more impressive, more than 90 percent of those Enterprise customers said they would continue to do business with Symantec.

In a recent Yankee Group report, Enterprise customers in the United States ranked Symantec as the most trusted security product vendor. The relationships we have with our Enterprise customers and our broad range of channel partners underpins our continuous market share gains over the last three years. In a highly fragmented security landscape, capturing almost 1/3 of the market speaks greatly to our product portfolio and our distribution capabilities. What our customers and partners say about us is what truly measures our success in the Enterprise.

So, let me shift to make a few comments about our consumer business now. Once again, this segment registered impressive results with revenues reaching a record $361 million, representing growth of 49 percent over the same period last year. We believe the strength in this segment comes from the strong consumer demand in an underpenetrated market. Granted, we’ve done a number of things over the last few years to augment our performance, but the phenomenal growth is largely driven by strong customer demand for our comprehensive security protection technologies. Customers are starting to recognize that anti-virus alone is just not enough. As a result, migration to our Norton Internet Security Suite continues on its tremendous growth trajectory, growing 92 percent over the December quarter last year. Norton Internet Security now represents almost 40 percent of our consumer software revenue, up dramatically from nearly 30 percent in the same period last year.

Our retail distribution channel, the largest channel to reach consumers, had another record quarter and continued to perform strongly by posting year-over-year growth of 27 percent. One of the keys to our success over the past few years has been the expansion of our electronic distribution channel. During the December quarter, our electronic distribution OEM and subscription renewal channels posted another solid quarter with revenue of $181 million and year-over-year growth of 82 percent. Finally, PC Magazine named Norton AntiVirus, Norton Internet Security and Norton System Works Best Products of the Year. It is clear that the Norton brand carries substantial weight in the consumer market, and more than ever, customers are turning to Symantec to help secure their digital assets. For partners, the trusted Norton brand is synonymous with security and is a clear industry leader.

Finally, let me make a few comments on our pending merger with VERITAS. With this week’s announcement of the selection of PricewaterhouseCoopers and Bain & Company to assist us in integration planning, we are in full swing. We chose these firms because of their track record with other large technology M&A integration tasks and their knowledge of our two companies. The team leaders of the key business segments have been identified, and the formal kick-off meetings have been scheduled for both VERITAS and Symantec.

Ed Gillis, the VERITAS CFO, met with our Board yesterday to outline the integration strategy and overall plan. I think our Board has a good understanding of how we will manage the integration process and some of the early milestones for them to monitor our progress. We expect that we will expect to complete the Hart-Scott-Rodino process by the end of January. Once that happens, we will be able to engage a broader group of people across the two companies in the integration process. To date, the effort has been limited to a small group of leaders totaling about 50 to 60 between the companies.

The excitement across the employee base at both companies is very strong. Tom Kendra and I met with the AMAIA sales team last week for VERITAS, and we fly off tonight for a similar meeting for the Americas team, and next week we’re off to Kuala Lumpur. And finally, the business unit leaders have come together to expand the list of areas where we think there may be quick-hitter opportunities for product bundling and synergies. In addition, they’ve also expanded their view of some of the complimentary product opportunities as well as some of the early opportunities for deeper product integration.

So in closing, I must say I’m pleased with our strong results and solid execution in the fiscal third quarter, as well as the early progress we’re making with our colleagues from VERITAS. From a financial perspective, we exceeded our goals for the quarter for revenue, earnings, deferred revenue, and cash flow from operations. From a strategic perspective, customers and partners alike are embracing our offerings. Our strategy of assisting customers to ensure the integrity of their information assets is significantly enhanced by our recent strategic move. And I’m optimistic about our future prospects,

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SYMC - Q3 2005 Symantec Earnings Conference Call

given the continued strength of our core business coupled with our expanded market opportunity.

Customers and partners aren’t the only folks, or groups, that think highly of Symantec. Fortune Magazine recently named Symantec one of the 100 best companies to work for. This designation is one which everyone at Symantec can take great pride, and underscores what an extremely talented and passionate team we have. With that, I’ll turn it back to Helyn to see if we can take some questions from you.

Helyn Corcos - Symantec - IR

Thanks, John. Kevin, will you please begin polling for questions?

Operator

Absolutely. [Operator Instructions].

Helyn Corcos - Symantec - IR

Thank you. I’d like to announce that Symantec plans to attend the following upcoming conferences: The Thomas Weisel conference in San Francisco on February 7th; the Merrill Lynch conference in Santa Monica on February 8th; the Goldman Sachs conference in Phoenix on February 23rd; the Lehman Brothers conference in Half Moon Bay on March 8th; and finally, the Deutsche Bank conference in South Beach on March 8th as well. For a complete list of investor-related events, please visit our invest calendar on the investor relations website. Kevin, we are ready for our first question.

Operator

First up today will be a question from Robert Breza at RBC Capital Markets. Please go ahead, sir.

Q U E S T I O N S    A N D    A N S W E R S

Robert Breza - RBC Capital Markets - Analyst

Congratulations. Greg, can you give us a little bit of insight on how we should look at the guidance for next quarter? Should we think of the split going forward for revenues similar to this quarter?

Greg Myers - Symantec - CFO

Yes. I wouldn’t think there would be a dramatic change, given that the March quarter, seasonally, is going to leverage very similar to the December quarter. And, in fact, we start to see an expansion of our Enterprise sales team, in terms of that revenue opportunity, as we enter our fiscal year-end. And the consumer markets following Christmas are generally good for us, too, so we generally see revenue at about the same level and basically same split.

Robert Breza - RBC Capital Markets - Analyst

Great. Can you also maybe help us out just to understand how much the appliance family helped out revenue this quarter, or how much of a percentage that contributed?

Greg Myers - Symantec - CFO

Well, I think to just say that the 5400, which is our premiere product in that particular line, grew seven times what is was a year ago is, I think, significant breadth in terms of how the line did. We don’t really give specific product information.

Robert Breza - RBC Capital Markets - Analyst

Great, thank you.

Operator

Thanks very much. Now, we do have a number of questions in the roster. In the interest of allowing everyone a chance to ask their question today, please limit yourselves to one question. And with that having been said, we will move onto Sarah Friar from Goldman Sachs. Please go ahead.

Sarah Friar - Goldman Sachs - Analyst

Good afternoon, everyone. John, the big step up in deals greater than a million dollars, just to get to the bottom of that, I want to get a sense of how sustainable you see that. So could you talk a little about do you see customers consolidating around an Symantec solution at the expense of competitors? What does the pipeline look for large deals going into your fiscal year-end, and maybe a comment on your own sales force today; do you feel they’re good enough now to sell those million dollar-plus deals?

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SYMC - Q3 2005 Symantec Earnings Conference Call

John Thompson - Symantec - CEO

Well, let me answer the last one first. They’ve been good enough for a long time and that’s why there’s been a steady progression in the number of large deals over $100,000. I think what we saw in the most recent quarter, however, is that the team around the world has been on the field now, consistently, for at least three or four quarters from a management team point of view, and even longer than that for many of our client relationship managers and product specialists. As you couple that stability and understanding of the market environment with an improving product portfolio, what you’re going to continue to see is strong, large-deal results out of this team.

I think the most impressive issue for the quarter, Sarah, was not just the size of the deals and the number of deals over $100,000, but more importantly, the number of transactions that included multiple products from the Symantec portfolio; products or services. And we’ve been stressing with our sales team, and, therefore, them with our customers, the concept of a solution; that is, products and services bundled together, where you leverage real value for customers and, candidly, revenue for us. I think that bode well for us this quarter, and I would expect that to continue for quite some time to come.

Sarah Friar - Goldman Sachs - Analyst

And do you see it replacing competitive solutions because now you can be the end-to-end provider?

John Thompson - Symantec - CEO

Well, clearly, in what I would call the provisioning segment around the Windows environment, we saw great results from the On Technology team this quarter. We engaged with a number of end-market competitors, we had a few displacements; more importantly, we won when we engaged. And I would think that as our team gets more confidence, as our product portfolio continues to expand, you will see nothing more than a very, very strong performance by this team, not only when we aren’t encumbered by competition, but when we engage as well.

Sarah Friar - Goldman Sachs - Analyst

Okay. Great. Thanks a lot.

Operator

Next up from Deutsche Bank, Todd Raker.

Todd Raker - Deutsche Bank - Analyst

Hey, John, nice quarter.

John Thompson - Symantec - CEO

Yes, thanks Todd.

Todd Raker - Deutsche Bank - Analyst

Quick question, Greg. If you look at sales and marketing, typically you guys see a little bit more leverage given the strength of the consumer business in the December quarter. We didn’t see that. Can you talk about what’s going on there and kind of baseline expectations for the March quarter?

Greg Myers - Symantec - CFO

Leverage in what respect?

Todd Raker - Deutsche Bank - Analyst

The percentage of revenue. Typically, we see sales and marketing come down two or three percentage points relative to the September quarter.

Greg Myers - Symantec - CFO

I think we’re making some real conscious resourcing choices this quarter, and as we move into time, around how we drive resourcing toward messaging and informing the world just the power of our solutions and the breadth of the technology in the products we have to bring to market. So I would expect that you will continue to see us resource heavily in the messaging area, and the percentages will fall out accordingly. I think the percentage that’s more important is that we’re managing our expense load to - at this point in time - at 49 percent in the current quarter, and probably around 50 percent through time. But the point is, we’re managing our expense loads.

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SYMC - Q3 2005 Symantec Earnings Conference Call

Todd Raker - Deutsche Bank - Analyst

And two quick follow-up questions. You mentioned in your prepared comments that gross margin was impacted by some OEM royalty changes. Can you just give a little but more insight in terms of what’s going on there?

Greg Myers - Symantec - CFO

I think the insight is, as we continue to clearly be the leader in OEM revenue production around our industry, that the cost of those deals is going up.

Todd Raker - Deutsche Bank - Analyst

And then last question for you. Can you talk about your ability to do a stock buy-back given the pending acquisition?

Greg Myers - Symantec - CFO

I think that our ability, in fact, to repurchase our equity will be very limited. And clearly, once we issue the proxy, it will end, until we get shareholder approval, which we would hope would be some time in the early April to early May time frame.

Operator

We have a question now from Curtis Shauger, CIBC World Markets.

Curtis Shauger - CIBC Word Markets - Analyst

Yes. Good afternoon, everyone. Can you hear me okay?

John Thompson - Symantec - CEO

Yes, we can.

Curtis Shauger - CIBC Word Markets - Analyst

Excellent. Quick question to build on a prior one. Do you see this merger enabling you to deliver some of the higher-end technologies, particularly on the VERITAS side, where there might have been some customer apprehension as far as the sustainability of either of combined - or stand-alone entities, separate from each other?

John Thompson - Symantec - CEO

I’m not sure the results of either company would suggest customer apprehension about company sustainability. Let’s be mindful of what these two companies are: they are multi-billion dollar software companies with very, very strong operating results, with very, very strong cash balances, and leadership positions in their respective markets. That wouldn’t suggest, to me, apprehension at all. What it does suggest, however, is that by combining the two companies, we clearly have an opportunity to leverage the strength of each other.

Symantec’s strong global presence, not just in large enterprise but in the middle market and consumer channels, VERITAS’ strong, strong presence and the heterogeneous backup and recovery markets; places where we did not have competing or overlapping products given our focus on the Windows platform. So I think this positions the combined entity to really, really be a more formidable participant in the IT market, and quite frankly, a more attractive supplier to large enterprise and mid-market customers around the world.

Curtis Shauger - CIBC Word Markets - Analyst

Excellent. One quick one for Greg. Based on the percentage of revenue you expect to amortize off the balance sheet, it would seem that the new license growth assumption for the upcoming quarter to be fairly modest. Could you just comment on that briefly, and then I’ll take it offline. Thanks.

Greg Myers - Symantec - CFO

The truth is, we don’t guide on license versus maintenance or subscription renewals, because it’s really hard for us to differentiate what’s occurring in the particular channels. So I don’t believe that’s necessarily true, but I don’t have data for you, one way or the other, at this point in time.

Curtis Shauger - CIBC Word Markets - Analyst

Thank you.

Operator

We have a question now from Tom Berquist at Smith Barney.

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FINAL TRANSCRIPT

SYMC - Q3 2005 Symantec Earnings Conference Call

Tom Berquist - Smith Barney Citigroup - Analyst

Thank you. There’s been a lot written recently about Microsoft’s entry into the spyware market; I know you’re releasing a product. Can you talk a little bit about what you’ve seen out of Microsoft and whether or not you think that will be a threat as the year progresses?

John Thompson - Symantec - CEO

Well, we have seen the Microsoft beta version of their spyware product. I think that product got a write-up in one of the popular press articles, or periodicals, recently, and I’d ask you to kind of take a look at that for one unbiased view of the product’s current performance. We do intend to enter the market this quarter with an offering both for the consumer and the Enterprise segment. We do believe that our product will be competitive.

We’ve never believed that Microsoft will undermine or undercut our opportunity in the near-term. Longer-term, we are clearly prepared to continue to not only partner with Microsoft, but compete with Microsoft. And as their marketing machine continues to make noise in the marketplace, we’ll continue to generate revenues.

Tom Berquist - Smith Barney Citigroup - Analyst

Fair enough. And then, just as a follow-up on one of the earlier points on the Enterprise side, is there any data that you have, Greg, that’s split between the amount of small business consumer and large enterprise spend on your products?

Greg Myers - Symantec - CFO

Once again, I think the guidance we have on the table right now is how we slice our data. So consumer market end total: 49 percent. And, obviously, our Enterprise, which is small businesses all the way up to large enterprises, we’re at 33 percent. So great growth across all segments.

Operator

Next up from JP Morgan, this is Sterling Auty.

Sterling Auty - JP Morgan - Analyst

Thanks. On the Enterprise systems administration, great performance in the quarter. Are we finally at a point where this can continue to show that kind of growth and kind of offset the fall-off you’ve seen in pcAnywhere area?

John Thompson - Symantec - CEO

Well, we hope that’s the case, Sterling. Clearly, the two things that we saw this quarter in that business was better-than-expected performance in both PowerQuest and On Technologies, and worse-than-expected performance, quite frankly, in pcAnywhere. It continues to decline. It declined at a faster rate this quarter than we had expected, but it was offset by better-than-expected performance from the acquired technologies. That’s encouraging to us, quite frankly.

Sterling Auty - JP Morgan - Analyst

Any of the large deals come from systems administration area?

John Thompson - Symantec - CEO

There were quite a few large deals that came from our SEA team both across the board. I mean, every geography posted double-digit growth in what we call Symantec Enterprise Administration. We saw great new product launches this quarter from the team, both in LiveState Discovery as well as LiveState Recovery. The issue, I think, when it’s all said and done, is that by blending these technologies, we put an enhanced Ghost product in the marketplace that uses the Ghost capability that we had before coupled with the drive image capability from Power Quest. And you will continue to see us leverage the technology portfolio that way.

Sterling Auty - JP Morgan - Analyst

Great, thank you.

Operator

From Pacific Crest Securities, this is Rob Owens.

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FINAL TRANSCRIPT

SYMC - Q3 2005 Symantec Earnings Conference Call

Rob Owens - Pacific Crest Securities - Analyst

Good afternoon. Could you guys give us a little more color on what you saw in the Enterprise security side, particularly AV, how that trended, I guess, year-over-year or quarter-over-quarter?

John Thompson - Symantec - CEO

AV, Rob, was constant to expectations on price. Clearly, we could not post 29 percent revenue growth in the segment without having very, very strong growth in AV, given its presence, if you will. It was a little below the growth rate of the segment, but not a whole lot. And what offset that was the contribution of Brightmail and the contribution of the appliances.

Rob Owens - Pacific Crest Securities - Analyst

So you’re in kind of a mid-20s range then, John, at this point?

John Thompson - Symantec - CEO

Yes. Yes, mid to high 20s.

Rob Owens - Pacific Crest Securities - Analyst

And then, as you guys have talked about the combined entity between Symantec and VERITAS and pegged an 18 percent growth rate, should we look at that 18 percent coming on this new fiscal 2005 outlook?

John Thompson - Symantec - CEO

Well, our assumptions on 18 percent growth was based upon the forecast that was in place at the time that we gave it. So obviously, the growth rate may mitigate somewhat, given the overperformance that we’ve seen here in the quarter.

Rob Owens - Pacific Crest Securities - Analyst

Great, thank you.

Operator

Moving on now to Phil Winslow at CSFB.

Phil Winslow - Credit Suisse First Boston - Analyst

Hi. Good afternoon, guys. Very good quarter.

John Thompson - Symantec - CEO

Thank you.

Phil Winslow - Credit Suisse First Boston - Analyst

I just want to spend a second, just focus back on the Symantec Gateway products. You’ve obviously seen a pretty solid uptick in all those lines. Are you seeing any changes in the integrated appliance market? Are you seeing increased acceptance by larger enterprises? And at the lower end, do you think it’s just a matter of increased acceptance by smaller corporations, or do you think you’re actually picking up some share there?

John Thompson - Symantec - CEO

Well, I think the deal that was most impressive to us this quarter was a very, very large international petroleum company that acquired almost 30 SGF 5400s to manage, if you will, their gateway, along with managed security services. So that says that this product is, in fact, ready for the large enterprise environment; it’s not just a middle market product. The 300 and 400 products tend to be targeted at the lower end of the buyer market, either the consumer small business marketplace or the distributed branch office of a large enterprise. There, it’s getting our channel spech’d up and skilled up, and as their skills improve, we expect penetration to improve. We saw one wonderful deal in Japan, where one of our channel partners blew by their initial forecast and delivered over 900 products in the quarter itself. So I think we’re starting to bear some fruit from all of the investment that’s been made over the last few years.

It also suggests to me, when you look at the competitive landscape, while many bought our original launch back in - gee, I want to say the spring of 2002 - was different and unique and declared that people don’t buy security that way, you can’t find a single relevant competitor in the marketplace today that hasn’t tried to deliver an integrated gateway solution, or at least has announced their intent to do that. So I think it speaks to how thoughtful and how innovative our team is, and, hopefully, we can continue to innovate, and more importantly, lead the market’s transition to a more complete security offering.

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FINAL TRANSCRIPT

SYMC - Q3 2005 Symantec Earnings Conference Call

Phil Winslow - Credit Suisse First Boston - Analyst

Great. And then one last question to Greg, that’s really pertaining to deferred revenue. Obviously, you had very strong performance there this quarter. What are your expectations for exiting March ‘05?

Greg Myers - Symantec - CFO

Yes. The guidance would be we’d exit the year at a billion 350 million. I don’t know if you recall the analyst day last February, but the original target was 1.1 billion, so clearly we have outstripped any of our original thought processes as we’ve moved through the year.

Operator

Next is Daniel Cummins, UBS.

Daniel Cummins - UBS - Analyst

Thank you. I wonder if you could give us some update on the Symantec Security Center, and, specifically, if you’ve seen any better experience with the attach rate with this new approach relative to what you were accustomed to with your OEM partners? And we certainly welcome a precise count of your consumer customers - your on-line consumer customers -and your customer additions for the quarter.

John Thompson - Symantec - CEO

Well, the Norton Security Center is what I think you were referring to.

Daniel Cummins - UBS - Analyst

Sorry, yes.

John Thompson - Symantec - CEO

The Norton security center is, in fact, available now through a number of our OEM partners. Candidly, Dan, I don’t have any data with me that would support a uniquely different attach ratio. Clearly, what does happen, it’s almost 1-for-1, because if you’ve got the Norton Securities Center, you’ve got one Norton product behind it. But I don’t know that it’s changed the uptake rate, if you will, at the point of subscription or at the point of subscription renewal. I just haven’t seen the data.

Daniel Cummins - UBS - Analyst

Are the OEM partners indicating that this is - ?

John Thompson - Symantec - CEO

They love the product. They absolutely love the product. The consumer team has a number of planned enhancements that will continue to demonstrate our leadership in the consumer security marketplace, not just around the Norton Security Center, but more importantly, the protection technologies that we will deliver for the device and for the data itself.

Daniel Cummins - UBS - Analyst

And how about customer ads or the customer count on line?

John Thompson - Symantec - CEO

We don’t give out customer count numbers. That’s - that’s confidential.

Daniel Cummins - UBS - Analyst

Okay, thank you.

Operator

Moving on now to Tim Klassell at Thomas Weisel Partners.

Tim Klassell - Thomas Weisel Partners - Analyst

Yes. I’ll throw in my congratulations as well.

John Thompson - Symantec - CEO

Thank you.

Tim Klassell - Thomas Weisel Partners - Analyst

First question has to do with the anti-spyware product. You’ve sort of mentioned in the past how that adds value. Can you

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FINAL TRANSCRIPT

SYMC - Q3 2005 Symantec Earnings Conference Call

sort of give us an idea of how you may charge for that, particularly as bundled in with NIS?

John Thompson - Symantec - CEO

Well, clearly, it is incremental value, and we always expect to deliver, or derive, incremental price for incremental value. But we’re not going to announce the pricing on the product this way.

Tim Klassell - Thomas Weisel Partners - Analyst

Okay. And then on your large deals, was there any particular product that sort of spear-headed or brought along the large deals? Maybe if you could also comment on ESM and what you’re seeing there?

John Thompson - Symantec - CEO

Well, ESM in the United States had a very, very solid quarter, and I think it speaks to the regulatory compliance environment that we have in the U.S. And my expectation is that that will not continue just here, but it will spread around the world. So it was, in fact, one of the product offerings that led the large deal activity for us this quarter. In addition, we saw, in the U.S. and in Europe, good tie-in between AntiVirus and the Incident Manager/Event Manager products. Those are other components in our overall security management offering, and I think we are now well beyond where we would have forecasted for the product. And the team, the development team, has some great plans for new enhancements that you will see as the year unfolds.

Tim Klassell - Thomas Weisel Partners - Analyst

Great. And then finally, on the 8,000 series, will those include an embedded MTA as well?

John Thompson - Symantec - CEO

Yes.

Tim Klassell - Thomas Weisel Partners - Analyst

Okay, good. Thank you very much.

Operator

Next up from Prudential Securities, Michael Turits.

Michael Turits - Prudential Securities - Analyst

Hi, guys. You’ve seen in the last three quarters an acceleration in the year-over-year Enterprise security growth, 24, 27, and now 29 percent, and it sounded like AV was growing more in the mid-20s. As Brightmail rolled in, obviously, you’re taking more and more of each quarter after the writedown is over. Ex that writedown, would we be seeing more of a flat year-over-year growth each quarter?

Greg Myers - Symantec - CFO

Well, I think to answer that questions just a little differently, we saw great bookings expansion. And that solid bookings expansion exceeded our expectations, and the amortization coming off of that is driving higher revenues than we would have expected. So I think by any way you count the numbers, Brightmail is hitting on all cylinders right now, and we would expect that momentum to grow, not flatten out.

Michael Turits - Prudential Securities - Analyst

Well, no, I wasn’t trying implying that. I was just trying to figure out if that accounting issue is what’s driving that acceleration, and ex that, we’d be looking at a still a respectable mid-20s growth in the overall Enterprise security market.

Greg Myers - Symantec - CFO

I think if it wasn’t a subscription product, Michael, we would have generated even more revenue. So all that’s going to do is give us more predictability and sustainability into time.

Michael Turits - Prudential Securities - Analyst

Okay. Just a quick question on Enterprise Admin. That’s selling well. Where are you selling into the enterprise? Are you tending to sell more of a departmental and desktop level or are you selling to more centralized IT entities?

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FINAL TRANSCRIPT

SYMC - Q3 2005 Symantec Earnings Conference Call

John Thompson - Symantec - CEO

Yes, right now it appears to be doing well in the 100 to 5,000-seat range. Remember, this is a Windows provisioning product, so a mid-sized enterprise, or a remote location of a large enterprise that has predominantly Windows desktops and servers, is where it does well.

Michael Turits - Prudential Securities - Analyst

Okay. Thanks a lot.

Operator

We’ll move to Ed Maguire at Merrill Lynch.

Ed Maguire - Merril Lynch - Analyst

Yes, good afternoon. I was wondering if you could provide a bit of geographic color on the million-dollar deals and provide a little bit more detail on some of the bundles that you had referred to, that there was an attach rate - what I’m trying get to is, where any of the million-dollar deals a combination of Enterprise Security and Enterprise Administration products?

John Thompson - Symantec - CEO

The answer is yes. Most of them, however, were around security and security policy compliance. So it was not on our security policy management. It was not just about AV, if you will. It was across the board, and it was a good representation of products not only within the deals themselves, but across the geographies. The U.S. or Americas business had the largest number of $1 million or higher deals, but Europe had a very respectable number as well.

Ed Maguire - Merril Lynch - Analyst

Okay. And could you just comment on the sales efforts and what type of coordination you are managing between the Enterprise Advent and Enterprise Security sales efforts?

John Thompson - Symantec - CEO

Well, we use a team-based selling approach, where there is a relationship manager who is responsible for the large enterprise. And that relationship manager, he or she is supported by a product specialist team, both technical specialists and sales specialists from either the Security business or the Enterprise Administration business. It’s a very common model used by Enterprise sales organizations where your product portfolio starts to reach the breadth that ours does. It’s similar, quite frankly, to the VERITAS model, and very similar to the model I know of at IBM.

Ed Maguire - Merril Lynch - Analyst

Okay, thank you.

Operator

We have Peter Kuper on from Morgan Stanley.

Peter Kuper - Morgan Stanley - Analyst

Thanks. Quick question on the 5400. You mentioned the big win, John; it’s great for Enterprise. Are you seeing opportunities, given some - we’ve seen competitive disruption from Juniper NetScreen, things of that nature, or is that a little more back wind to the opportunity here?

John Thompson - Symantec - CEO

Peter, I don’t know that that’s the case. I think what it is, is we’re picking our spots. And if Juniper NetScreen shows up, we’ve got a product now where we don’t have a reason to back down. It’s a damn good product and it goes nose-to-nose with anything Juniper could deliver; and that’s performance and function range.

What it also says - particularly, the one transaction that I referenced in the call - is that this is not a middle-market only product. This is a product that has the performance and function that’s clearly what large enterprises are looking for. And as our sales teams gain more confidence and delivery schedules of enhancements, as the marketplace, particularly our channel partners, who can’t become more confident and more skilled in a product itself, I would expect to see growing momentum in this product area.

Peter Kuper - Morgan Stanley - Analyst

Okay. Then Greg, just real quickly. Prior we had talk about 1.24 euro to the dollar per guidance. What is the guidance assumption, euro basis, for the next quarter?

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FINAL TRANSCRIPT

SYMC - Q3 2005 Symantec Earnings Conference Call

Greg Myers - Symantec - CFO

The euro right now is at 1.31, and that’s in the range of where we forecasted our revenue; right around 1.30.

Peter Kuper - Morgan Stanley - Analyst

Okay. So [inaudible]- John, you said the guidance before, the 18 percent, was based on the forecast at the time of the pre-merger; right? So is it more of a currency hit that we might see, or a little trimming to the guidance going forward, that we’re getting a hint of here?

John Thompson - Symantec - CEO

No, I’m not giving you a hint of anything other than our company ran hot this quarter. And our forecast is going up for the March quarter. Obviously, we’re going to have to review the guidance that we’ve provided in the context of the results that we’ve seen.

Peter Kuper - Morgan Stanley - Analyst

Sure. Wasn’t most of the upside, though, from the foreign currencies at 26 million, the top of the range-

John Thompson - Symantec - CEO

It’s a year-over-year statement. It’s hard for me to imagine a company growing at 41 percent where all of the upside came from currency.

Peter Kuper - Morgan Stanley - Analyst

Oh, no,no. Relative to your guidance - I’m not saying for the absolute growth, [inaudible] impressed. I’m saying just for the range, the guidance you gave [inaudible] at 665 or 695, 30 million, the upside for foreign currency, 26 million, is where I’m going.

Greg Myers - Symantec - CFO

Actually, considering we’re holding flat on the currency, it starts to slow it down. So the guidance, actually, is pretty strong in relation to the currency performance.

Peter Kuper - Morgan Stanley - Analyst

Okay. Thanks a lot.

Operator

Now from SG Cowen, this is Walter Pritchard.

Walter Pritchard - SG Cowen - Analyst

Hi. Just one clarification on that currency question. You said 26 million was the currency impact year-over-year. What was it sequential?

Greg Myers - Symantec - CFO

Oh, I don’t have that right in front of me, I apologize. But I just don’t have that in front of me.

Walter Pritchard - SG Cowen - Analyst

Okay. And then just one follow-up on the OEM question with the higher royalties. Does that have anything to do with including Norton Security Center into those OEM agreements or is it independent of that?

Greg Myers - Symantec - CFO

No, that’s just us dealing with our OEMs and everybody’s scratching for a nickel.

Walter Pritchard - SG Cowen - Analyst

Okay. Thanks a lot.

Operator

Moving on now to Chris Russ at Wachovia Securities.

Chris Russ - Wachovia Securities - Analyst

Yes. Hi, guys. Nice quarter. You mentioned the Norton Security Suite is now about 40 percent of total consumer revenue, I think up from 30 percent last year. So you’re obviously having success in getting customers to migrate to the more expensive suite. Where do you think this mix can go

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FINAL TRANSCRIPT

SYMC - Q3 2005 Symantec Earnings Conference Call

ultimately? I mean, will it be the vast majority of your business over time, this Norton Security Suite, versus stand-alone AV?

John Thompson - Symantec - CEO

Well, it’s been our strategy for quite some time to migrate that customer base to the suite product, not just because it delivers higher price for us, but frankly, it delivers a more complete protection strategy for consumers, particularly broadband-based consumers. And so what you’ll see us do is continues to enhance the suite with continued offerings from the entry version of Norton Internet Security to a pro version, to a premium version, all giving incremental function over time. That’s where you’ll see the change in the spyware offering come, first in the suite product, and then beyond that in some other instantiations. But ultimately, if we are successful, we’ll get the entire customer base moved from core anti-virus to one of the more feature-rich suite products.

Chris Russ - Wachovia Securities - Analyst

Okay, great. And John, you mentioned On Technology was up 53 percent, sequentially, which is just remarkable. I know it’s a small base, but , obviously, it’s not all organic growth in that marketplace. What were some of the competitive displacements and which vendors? [Alteris or Land Desk or Novel Zenworks]?

John Thompson - Symantec - CEO

Well, we competed with all of them during the quarter and, I think, rather than point to one of the weak sisters, I’ll just say that we were able to compete and win. The reality is that our team in Europe really, really did recover from a tough start. We’ve had some personnel defections in Europe, and that caused the On team to get off to a slower start there than they did in the U.S. Now that we’ve got the team rebuilt and now that the products have been repackaged and added function, you’re starting to see the power of this team as it executes.

Chris Russ - Wachovia Securities - Analyst

Okay, great. Thanks.

Helyn Corcos - Symantec - IR

Kevin, I think we have time for one more question.

Operator

Very well. That will come from Gregg Moskowitz at Susquehana Financial Group.

Chris Russ - Wachovia Securities - Analyst

Okay, thanks. Just got onto the wire here. Wondering what the approximate split is, John - actually, Greg, between consumer and enterprise within deferred revenues? And secondly, can you elaborate on the extension between Brightmail and Microsoft? My understand was the prior agreement was due to expire by the end of this calendar year.

Greg Myers - Symantec - CFO

Yes. First of all, the deferred revenue is slightly greater than 50 percent for the consumer, and that would make it slightly lower than 50 percent for enterprise.

John Thompson - Symantec - CEO

Yes. On the Microsoft extension, it’s an extension of a relationship that predates our acquisition of Brightmail. We believe the extension is good for both businesses; it’s a two year extension, it’s 8 digits, and so we’re quite pleased with it.

Chris Russ - Wachovia Securities - Analyst

Okay. Thank you.

Operator

Thank you very much for your participation in our question-and-answer session today. With that, I’ll turn things back over to John Thompson.

John Thompson - Symantec - CEO

Well, thank you very much for listening in on our call. I couldn’t be more proud of our team for the results that they continue to produce around the world. I think these results this quarter underscore, or underpin, the performance of our direct sales team, the success that we’ve had in building global relationships with channel partners, the strength of our consumer brand. And most importantly, our resolve to not

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FINAL TRANSCRIPT

SYMC - Q3 2005 Symantec Earnings Conference Call

let things interfere with our performance, even things that we might do to ourselves. I’m encouraged by the early interactions I’ve had with our colleagues from VERITAS, and I think in the end, this will prove to be the most successful integration transaction ever done in the history of the software business. Thank you very much.

Operator

That will conclude today’s conference call. Thank you very much for joining us today, and have a good day.

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Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contracting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the soliciation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

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